FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of January, 2013

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Banco Santander, S.A.

Item
1	Material Fact dated January 30, 2013

MATERIAL FACT

Further to the relevant fact communication dated 18 June 2012 (registry number 167397), whereby Santander announced the decision of the Board of Directors to implement the “Santander Dividendo Elección” program on the date on which the final dividend is traditionally paid (April / May 2013), the envisaged timeline for the implementation of such program is set out below1:

•	10 April 2013. Communication of the number of rights needed to receive one share and of the final price of the right-purchase commitment.

•	11 April 2013 (23:59 hours CET). Record date for the granting of rights.

•	12 April 2013. Commencement of the rights trading period. Santander shares start trading ex-coupon.

•	22 April 2013. Last date to request remuneration in cash (sale of rights to Grupo Santander).

•	26 April 2013. End of the trading period of the rights. Acquisition of rights by Grupo Santander.

•	May 2013. Payment of cash to shareholders who have so requested.

•

8 May 2013. Commencement of the ordinary trading of the new shares in the Spanish Stock Exchanges, subject to the necessary authorizations having been granted[2]. Shareholders who have opted for new shares have them delivered.

The implementation of the “Santander Dividendo Elección” program is subject to the approval by the Ordinary General Shareholders’ Meeting, expected to be held on 22 March 2013, of the share capital increase to be submitted to it by the Board of Directors for this purpose.

The gross price at which Grupo Santander shall irrevocably commit to purchase rights, which will be calculated pursuant to the relevant formula, will be approximately 0.146 Euros per right, which together with the amounts paid in previous programmes will make the total shareholder remuneration in relation to 2012 financial year amount to approximately 0.60 Euros per right.

Boadilla del Monte (Madrid), January 30, 2013

[1]	The term for the acceptance of the right-purchase commitment and the envisaged payment date for those shareholders who request cash may not be coincidental with those set out above in respect of those shareholders holding Santander shares in the various foreign stock exchanges in which the Bank is listed.
[2]	Admission to listing of the new shares in the foreign stock exchanges where the Bank is listed shall also be requested.

Banco Santander, S.A. - Domicilio Social: Paseo de Pereda, 9-12. 39004 SANTANDER - R. M. de Santander, Hoja

286, Folio 64, Libro 5º de Sociedades, Inscripción 1ª. C.I.F. A-39000013

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date: January 31, 2013	By:	/s/ José Antonio Álvarez
		Name:	José Antonio Álvarez
		Title:	Executive Vice President